UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MICRO MERGER SUB, INC.

(Offeror)

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

John Croteau

President and Chief Executive Officer

M/A-COM Technology Solutions Holdings, Inc.

100 Chelmsford Street

Lowell, Massachusetts 01851

(978) 656-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jason Day

Jeffrey A. Beuche

Perkins Coie LLP

1900 Sixteenth Street, Suite 1400

Denver, Colorado 80202

(303) 291-2300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$265,483,403.55	$34,195
(1)	Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding the sum of (1) 43,343,199 outstanding shares of common stock, par value $0.01 per share (“Shares”), of Mindspeed Technologies, Inc. (“Mindspeed”), (2) 561,992 Shares subject to issuance pursuant to outstanding options exercisable under Mindspeed’s equity plans (other than Mindspeed’s Directors Stock Plan (“Directors Plan”)), (3) 200,000 Shares subject to issuance pursuant to outstanding options and other equity awards under the Directors Plan which will accelerate in connection with the transaction, (4) 260,651 Shares reserved for issuance under the Mindspeed’s Amended and Restated Employee Stock Purchase Plan, and (5) 8,205,129 Shares issuable upon the conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017, with such sum multiplied by the offer price of $5.05 per Share. The foregoing share figures have been provided by Mindspeed to the offerors and are as of November 15, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by .0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,195	Filing Party: M/A-COM Technology Solutions Holdings, Inc.
Form of Registration No.: Schedule TO	Date Filed: November 19, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), and Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM, with the Securities and Exchange Commission on November 19, 2013 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as provided below.

Item 1, Item 4, Item 8 and Item 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of December 17, 2013. Based on information provided by the Depositary, as of the Expiration Date, approximately 30,773,328 Shares were validly tendered and not withdrawn in the Offer, representing approximately 70.1 percent of outstanding Shares. The number of Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the consummation of the Offer, MACOM and Purchaser completed the acquisition of Mindspeed through the Merger without a meeting of stockholders of Mindspeed in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share not acquired in the Offer (other than (i) Shares then held by MACOM, Purchaser, Mindspeed or their respective subsidiaries, (ii) Shares that are held by any stockholders of Mindspeed who properly demanded appraisal rights in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” and (iii) shares of unvested restricted stock of Mindspeed assumed by MACOM in connection with the Merger) was converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On December 18, 2013, MACOM issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.”

Items 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(F)	Press release issued by MACOM on December 18, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2013

MICRO MERGER SUB, INC.

By:	/s/ John Croteau
Name: John Croteau
Title: President and Chief Executive Officer

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

By:	/s/ John Croteau
Name: John Croteau
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 19, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on November 19, 2013.

(a)(5)(A)	Press release issued by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(a)(5)(B)	Slide Presentation, dated November 5, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(C)	Transcript of Investor Conference held by MACOM on November 5, 2013 (incorporated by reference to Exhibit 99.2 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(D)	Presentation to Mindspeed Employees, dated November 6, 2013 (incorporated by reference to Exhibit 99.1 to MACOM’s Schedule TO-C filed on November 6, 2013).

(a)(5)(E)**	Press release issued by MACOM on November 26, 2013.

(a)(5)(F)	Press release issued by MACOM on December 18, 2013.

(b)(1)	Amended and Restated Credit Agreement, dated as of September 26, 2013, among MACOM, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on September 30, 2013).

(b)(2)	Amendment No. 1 to Amended and Restated Credit Agreement, dated November 5, 2013, among MACOM, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of November 5, 2013, among MACOM, Purchaser and Mindspeed (incorporated by reference to Exhibit 2.1 of MACOM’s Current Report on Form 8-K filed on November 5, 2013).

(d)(2)*	Confidentiality Agreement, dated as of August 19, 2013, between MACOM and Mindspeed.

(d)(3)*	Exclusivity Agreement, dated as of October 4, 2013 and as amended on November 1, 2013, between MACOM and Mindspeed.

(d)(4)*	Non-Competition and Non-Solicitation Agreement, dated as of November 5, 2013, among MACOM, Mindspeed and Najabat Hasnain Bajwa.

(d)(5)*	Offer of Employment Letter, dated as of November 5, 2013, between M/A-COM Technology Solutions Inc. and Najabat Hasnain Bajwa.

(d)(6)	Amendment No. 2 to Section 382 Rights Agreement, dated as of November 5, 2013, between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC) (incorporated by reference to Exhibit 4.1 to Mindspeed’s Current Report on Form 8-K/A filed on November 14, 2013).

(d)(7)***	Non-Competition and Non-Solicitation Agreement, dated as of December 11, 2013, among MACOM, Mindspeed and Preetinder Virk.

(d)(8)***	Offer of Employment Letter, dated as of December 11, 2013, between M/A-COM Technology Solutions Inc. and Preetinder Virk.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on November 19, 2013.
**	Previously filed with Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 26, 2013.
***	Previously filed with Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the SEC on December 11, 2013.